

May 29, 2020

John Cronin, Jr.
Chief Financial Officer
Mastech Digital, Inc.
1305 Cherrington Parkway
Building 210, Suite 400
Moon Township, Pennsylvania 15108

   Re: Mastech Digital, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed March 30, 2020
     File No. 1-34099

Dear Mr. Cronin:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Statements of Operations, page 44

1. Please tell us what consideration you gave to disclosing the type of costs comprising the line items Cost of Revenues and Other Expenses. To the extent Cost of Revenues does not include all costs directly attributable to revenues from services and sales of products, explain how your presentation complies with Item 5-03 of Regulation S-X. Please include in your response the specific cost items included in your income statement lines Cost of Revenues and Operating Expenses.

Note 2. Revenue from Contracts with Customers, page 56

2. Please disclose how you determine whether your contracts have a single performance obligation or multiple performance obligations. If the latter, also disclose how transaction price is allocated. Refer to ASC 606-10-25-14 through 26 and ASC 606-10-32.

Notes to Consolidated Financial Statements
Note 7. Leases, page 64

3.   Please revise your disclosure to include each of the disclosure requirements in ASC 842-20-50-4, as applicable, or tell us how you have complied with the guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Donna Di Silvio at (202) 551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services